COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH


05009076

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

June 14, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH. D.C.
190
SECTION

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of a notice recently posted on the Commerzbank head office website regarding the purchase of Commerzbank shares by certain senior officers of Commerzbank AG, as required to be disclosed under applicable German law. This notice may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

6/20

Directors' Dealings

Pursuant to Art. 15a of the German Securities Trading Act (WpHG), transactions effected by directors of listed companies and members of their families have to be disclosed and published. Accordingly, purchases and disposals of shares and also of financial instruments related to Commerzbank have to be reported immediately and made public for a period of one month.

Directors' Dealings:

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
08.06.2005	Buy	Frankfurt	17.73	EUR	455	8,067.15

Reporting Person:

Name	Reason	Function
Dr. Peter Hennig	Person performing managerial responsibilities	Head of Financial Institutions

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
08.06.2005	Buy	Frankfurt	17.72	EUR	150	2,658.00

Reporting Person:

Name	Reason	Function
Michael Seelhof	Person performing managerial responsibilities	Management Board - Corporates & Markets

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.

07.06.2005	Buy	Frankfurt	17.60	EUR	144	2,534.40

Reporting Person:

Name	Reason	Function
Michael Seelhof	Person performing managerial responsibilities	Management Board - Corporates & Markets

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
06.06.2005	Buy	Frankfurt	17.85	EUR	660	11,871.00

Reporting Person:

Name	Reason	Function
Buerger, Peter	Person performing managerial responsibilities	Group manager risk control

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
30.05.2005	Buy	Frankfurt	17.25	EUR	1,000	17,250.00

Reporting Person:

Name	Reason	Function
Werner Weimann	Person performing managerial responsibilities	Regional Board Member

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG

ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
30.05.2005	Buy	Frankfurt	17.68	EUR	64	1,131.52

Reporting Person:

Name	Reason	Function
Andreas Kleffel	Person performing managerial responsibilities	Regional Board Member

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
25.05.2005	Buy	Frankfurt	16.35	EUR	2,500	40,875.00

Reporting Person:

Name	Reason	Function
Nicholas R. Teller	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
23.05.2005	Buy	Frankfurt	16.41	EUR	7,500	123,075.00

Reporting Person:

Name	Reason	Function
Martin Blessing	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
23.05.2005	Buy	Frankfurt	16.52	EUR	1,500	24,780.00

Reporting Person:

Name	Reason	Function
Andreas de Maizière	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
19.05.2005	Buy	Frankfurt	16.61	EUR	1,200	19,932.00

Reporting Person:

Name	Reason	Function
Ulrich Leistner	Person performing managerial responsibilities	Regional Board Member

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz

60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
18.05.2005	Buy	Frankfurt	16.47	EUR	1,155	19,022.85

Reporting Person:

Name	Reason	Function
Martin Zielke	Person performing managerial responsibilities	Head of Corporate Banking

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland